UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

Liberty Oilfield Services Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

53115L 104
(CUSIP Number)

Dianna Rosser Aprile
c/o Riverstone Holdings, LLC
712 Fifth Avenue, 36th Floor
New York, New York 10019
(212) 993-0076
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
(with a copy to)
Jeffrey S. Hochman
Willkie Farr & Gallagher LLP
787 Seventh Avenue New York, New York 10019
(212) 728-8000

November 5, 2019
(Date of Event Which Requires Filing of Statement on Schedule 13D)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53115L 104	Schedule 13D	Page 2 of 10 Pages

1.	Name of Reporting Person Riverstone/Carlyle Energy Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,054,996*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,054,996*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,054,996*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.3%**
14.	Type of Reporting Person (See Instructions) PN

* Represents 12,850,432 Common A Shares and 21,204,564 Common B Shares.
** Based on an aggregate of 75,868,419 Common A Shares and 36,655,925 Common B Shares outstanding as of October 25, 2019, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2019.

CUSIP No. 53115L 104	Schedule 13D	Page 3 of 10 Pages

1.	Name of Reporting Person R/C Energy IV Direct Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,264,088*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,264,088*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,264,088*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%**
14.	Type of Reporting Person (See Instructions) PN

* Represents 10,264,088 Common A Shares.
** Based on an aggregate of 75,868,419 Common A Shares and 36,655,925 Common B Shares outstanding as of October 25, 2019, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2019.

CUSIP No. 53115L 104	Schedule 13D	Page 4 of 10 Pages

1.	Name of Reporting Person R/C IV Liberty Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,790,908*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,790,908*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,790,908*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.1%**
14.	Type of Reporting Person (See Instructions) PN

* Represents 2,586,344 Common A Shares and 21,204,564 Common B Shares.
** Based on an aggregate of 75,868,419 Common A Shares and 36,655,925 Common B Shares outstanding as of October 25, 2019, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2019.

CUSIP No. 53115L 104	Schedule 13D	Page 5 of 10 Pages

1.	Name of Reporting Person R/C IV Liberty Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,054,996*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,054,996*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,054,996*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.3%**
14.	Type of Reporting Person (See Instructions) PN

* Represents 12,850,432 Common A Shares and 21,204,564 Common B Shares.
** Based on an aggregate of 75,868,419 Common A Shares and 36,655,925 Common B Shares outstanding as of October 25, 2019, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2019.

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 26, 2018, as amended by Amendment No. 1 to Schedule 13D/A, filed on September 14, 2018, as amended by Amendment No. 2 to Schedule 13D/A, filed on July 11, 2019 and as amended by Amendment No. 3 to Schedule 13D/A, filed on July 23, 2019 (the “Current Schedule 13D”), relating to the Class A common stock, par value $0.01 per share (the “Common A Shares”), of Liberty Oilfield Services Inc. (the “Issuer”). The Common A Shares and Class B common stock, par value $0.01 per share, of the Issuer (the “Common B Shares” and, together with the Common A Shares, the “Common Shares”) are treated as a single class for purposes of this Schedule 13D because they vote together as a single class. Capitalized terms used herein without definition shall have the meaning set forth in the Current Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Current Schedule 13D is hereby amended and supplemented as follows:

On November 5, 2019, R/C IV Liberty Holdings, L.P. (“R/C Liberty”) sold 4,016,965 Common A Shares and R/C Energy IV Direct Partnership, L.P. (“R/C Direct”) sold 1,733,035 Common A Shares at a price of $9.61 per share through Morgan Stanley & Co. LLC in accordance with Rule 144 under the Securities Act of 1933.  In connection with such sale by R/C Liberty, 4,016,965 Units and the related Common B Shares were redeemed by the Issuer for an equal amount of Common A Shares.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Current Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	and (b)

The below table sets forth the number of Common Shares directly and beneficially owned by each of the Reporting Persons.  The shares directly owned by R/C Direct and R/C Liberty are deemed to be beneficially owned by Riverstone/Carlyle, their general partner, and all of such shares are deemed to be beneficially owned by R/C GP, the general partner of Riverstone/Carlyle.  Accordingly, as indicated with respect to such shares listed as beneficially owned in the below table, the applicable Reporting Persons have shared voting power to vote and direct the vote of, and have shared power to dispose and direct the disposition of, such shares.  None of the Reporting Persons have the sole power to vote or direct the vote, or the sole power to dispose or direct the disposition of, the shares listed in the table below.  In addition, by virtue of the Stockholders Agreement and the other agreements among certain of the Reporting Persons as described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934, as amended, and Rule 13d-5(1) thereunder.   Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any Common Shares held by the other Reporting Persons.

Reporting Persons	Common A Shares Owned Directly	Common B Shares Owned Directly	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned (1)
Riverstone/Carlyle	0	0	34,054,996(2)	30.3%
R/C Direct	10,264,088	0	10,264,088	9.1%
R/C Liberty	2,586,344	21,204,564	23,790,908	21.1%
R/C GP	0	0	34,054,996(2)	30.3%

(1)
Based on an aggregate of 75,868,419 Common A Shares and 36,655,925 Common B Shares outstanding as of October 25, 2019, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2019.

(2)	Represents 12,850,432 Common A Shares and 21,204,564 Common B Shares and includes Common Shares directly owned by R/C Direct and R/C Liberty.

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D and the members of the Voting Group (the members of the Voting Group other than any Reporting Persons, the “Non-Riverstone Members”), the Non-Riverstone Members may be deemed to be members of a “group” with the Reporting Persons. None of the Non-Riverstone Members are Reporting Persons on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings. To the extent that any Non-Riverstone Members beneficially owns Equity Interests, the Reporting Persons may be deemed to beneficially own any such Equity Interests, but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.

(c)
None of the Reporting Persons has effected any transactions of the Common A Shares during the 60 days preceding the date of this report, except as described in Items 4 and 6 of this Schedule 13D, which information is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Current Schedule 13D is amended and supplemented as follows:

In connection with the sales described in Item 4 above, on November 5, 2019, each of R/C Direct and R/C Liberty entered into a 30 day Lock-Up Agreement with Morgan Stanley & Co. LLC.  Copies of each Lock-Up Agreement are attached as exhibits 7.11 and 7.12 to this Schedule 13D and are incorporated herein by reference.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Current Schedule 13D is amended and supplemented by adding the following exhibit:

7.11	Lock-Up Agreement of R/C Direct.
7.12	Lock-Up Agreement of R/C Liberty.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.
Dated as of November 7, 2019

RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P.

By: R/C Energy GP IV, LLC, its general partner

By: /s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

R/C ENERGY IV DIRECT PARTNERSHIP, L.P.

By: Riverstone/Carlyle Energy Partners IV, L.P., its general partner

By: R/C Energy GP IV, LLC, its general partner

By: /s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

R/C IV LIBERTY HOLDINGS, L.P.

By: Riverstone/Carlyle Energy Partners IV, L.P., its general partner

By: R/C Energy GP IV, LLC, its general partner

By: /s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

R/C ENERGY GP IV, LLC

By: /s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director